Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

Validus’s claim that its proposed Scheme of Arrangement can be delivered with “speed and certainty” is simply wrong. Here is why.

If the transaction with Max Capital were to be voted down by IPC shareholders on June 12, it is far from certain that the IPC Board would simply endorse the Validus proposal.

¡	Even on the assumption of a “friendly” deal with Validus, it would still take at least 8-10 weeks to complete.

¡	This timeframe negates “speed”, especially when compared with the IPC/Max deal, which, if approved by shareholders, can close in mid-June.

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An 8-10 week timeframe also affects “certainty” since it will bring us well into hurricane season and if there is a major catastrophe event Validus could simply walk away from whatever is on the table and there could be no potential deal with any other party.

Here is how we view the timing of the sequence of events if the IPC/Max deal were to be voted down and the IPC Board decides to proceed with Validus on a friendly basis without any period for due diligence on Validus:

¡	IPC’s Board considers the outcome of the June 12 meeting, the Validus proposal and other options available – 1 week

¡

Assuming that IPC’s Board concludes that Validus’s scheme is the best way to proceed, IPC or Validus issues application for permission to convene a meeting of shareholders to consider the scheme and obtains a court hearing date, and IPC prepares and files a preliminary proxy statement for the meeting – 1 week

¡	Bermuda court grants permission to convene meeting of shareholders. The U.S. Securities and Exchange Commission reviews IPC’s preliminary proxy statement – 10 calendar days

¡	Assuming IPC gets no material SEC comments on its proxy statement, IPC files and mails its definitive proxy statement: 21 days notice of the court-ordered meeting is required – 3 weeks

¡	IPC shareholders would then have to be notified of the result of the scheme meeting and an application would need to be made to the Court for sanction of scheme – 2-3 weeks

¡	The final stage is the hearing to sanction the scheme. At that hearing, any shareholder (or other person affected by the scheme) could attend and advance objections to the scheme.

¡	Cumulative time – 8-10 weeks

This is absolutely the best case for Validus timing-wise and anticipates: 1) that IPC performs no due diligence on Validus; 2) IPC receives no material SEC comments on its proxy statement for the scheme meeting; 3) that there is no successful objection to the scheme by persons affected by the scheme at the second court hearing; and 4) everything else goes in Validus’s favor – it would still take over two months to complete.

Now, take away any of the assumptions, and not only is the scheme very uncertain, the timetable would slip significantly beyond 2+ months. The key assumption is the IPC Board’s support for the Validus scheme. If this support were not present, any application by Validus would not only take far longer but would be subject to very significant litigation risk.

It is also important to bear in mind these points made by the Bermuda Supreme Court’s Chief Justice in his May 29 decision dismissing Validus’s application for Scheme of Arrangement:

¡

Validus’s application is “wholly unprecedented”. Schemes of arrangement have been around in English law (and in the law of other Commonwealth countries) for over 100 years. There has never been a case of a member successfully effecting a hostile takeover by way of scheme of arrangement;

¡	Validus’s application for a scheme was made for tactical reasons;

¡	there was no indication of shareholder support for Validus’s previous application for a scheme.

About IPC Holdings, Ltd.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release, except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. On June 4, 2009, IPC and Max filed with the SEC a supplement to the joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on June 4, 2009. This press release is not a substitute for the definitive joint proxy statement/prospectus or the supplement to the joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors and executive officers are participants in the solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

Contacts:

Media

The Abernathy MacGregor Group

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833